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                           February 11, 2022

       Nickolas Tabraue
       CEO and Director
       Earth Science Tech, Inc.
       10650 NW 29th Terrace
       Doral, Florida 33172

                                                        Re: Earth Science Tech,
Inc.
                                                            Form 10-K for
Fiscal Year Ended March 31, 2021
                                                            Filed September 28,
2021
                                                            File No. 000-55000

       Dear Mr. Tabraue:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended March 31, 2021

       Item 9A. Controls and Procedures, page 33

   1.                                                   Your disclosures under
Item 9A exclude an assessment and conclusion regarding the
                                                        effectiveness of your
disclosure controls and procedures. Please amend your Form 10-K to include all of the
information required by Item 307 of Regulation S-K.
 Nickolas Tabraue
FirstName  LastNameNickolas   Tabraue
Earth Science Tech, Inc.
Comapany11,
February   NameEarth
             2022      Science Tech, Inc.
February
Page 2 11, 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences